YUKON RESOURCES CORP.

PROGRESS REPORT

PETER'S CREEK PLACER GOLD PROPERTY

Wells-Barkerville Area

British Columbia

Yukon Resources Corp. has acquired additional land holdings to the southeast in the area of Campbell Creek under the new cell system instituted by the Ministry of Energy and Mines of British Columbia and by the purchase of new claims.  The new claims and placer cells add 316.12 acres to the original acreage of 865 acres.  (Please note that the total number of acres in my report of July 2004 was incorrectly quoted as 432 acres.)  The new method of staking claims is carried out on the computer on a set grid system thus is subject to overlapping of valid legacy claims.  A calculation has been made to estimate the additional validly held acreage.

In addition to the new placer cell claims, six of the original seven placer claims are held under one lease.

The property now consists of the following:

Tenure Number	Hectares	Acres

Claim No. 411 632	50	123.55
Lease No. 521 483	318	785.76
Claim No. 403 736	34	84.01
Claim No. 403 737	50	123.55
Cell No. 519 682	26	64.25

	478	1181.12

Note: Cell claim does not include areas of superceding underlying claims.

An updated claim map is attached to the rear of this report.

The total acreage now held by Yukon Resources Corp. stands at 1181.12 acres.

Inclement weather this season prevented the company from adhering to the original recommended program.  However despite difficult conditions, one test pit located near the confluence of Peter's Creek and Campbell Creek was excavated between the dates of August 22 and September 1, 2005.  (See map attached for 2005 pit location and new claims.)

The test pit was excavated to a depth of 14 feet until the influx of water due to proximity of the creek rendered further digging untenable.  The pit did not reach bedrock where the best gold values are to be expected.

The excavated gravel materials were processed through a portable sluicing test plant on site revealing the following results.

DEPTH IN FT	NO. CU YDS	GRAMS RAW GOLD	GMS/YD	OZ/YD	$/YD @ $450/OZ
0 - 5	45	1.2	.0267	.00086	0.38
5 - 8	45	5.1	.1133	.00365	1.64
8 - 10	45	6.0	.1333	.0043	1.93
10 - 14	30	16.2	.54	.019	7.83

The raw gold observed varies from fine gold in the upper portion of the pit to coarse gold in the bottom four feet with nuggets up to one-quarter inch.  Historically and reported by the Ministry of Mines, the purity (fineness) of the raw gold in Peter's Creek is 87.5 percent.

The results to date are encouraging and, although additional work with a view to mining the Peter's Creek placer deposits is fully warranted, it has become apparent that in order to carry out a mining operation, a diversion of the creek will be necessary.  Since this will require additional environmental permitting, it is hereby recommended that the company file an application for a mining operation prior to further work expenditure.

On approval of the application, further work can be recommended.

Respectfully submitted,

Vancouver, B.C.

November 28, 2005

W.G. TIMMINS, P.Eng.